EXHIBIT 99.1

China Xiniya Fashion Limited Reports Fourth Quarter and Full Year 2013 Financial Results

XIAMEN, FUJIAN, China—(PR NEWSWIRE)—April 16, 2014—China Xiniya Fashion Limited ("Xiniya" or the "Company" NYSE:XNY), a leading provider of men's business casual apparel in China, today reported financial results for the fourth quarter and for the full year 2013. The financial statements and other financial information included in this press release have been prepared in conformity with International Financial Reporting Standards (“IFRS”).

The Company publishes its financial statements in Renminbi (“RMB”).

Fourth Quarter 2013 Highlights

•	Revenue during the fourth quarter of 2013 decreased 8.6% to RMB486.9 million, from RMB532.5 million in the fourth quarter of 2012; within the prior guidance range of (12)% to (8)%.
•	Gross margin was 29.4% in the fourth quarter of 2013 as compared to 33.3% in the fourth quarter of 2012.
•	Net profit in the fourth quarter of 2013 decreased by 11.9% to RMB49.0 million, from RMB55.6 million in the fourth quarter of 2012.
•	Earnings per ADS were $0.14 in the fourth quarter of 2013 as compared to $0.16 per ADS in the fourth quarter of 2012; exceeded the prior guidance range of $0.05 to $0.09 per ADS.
•
Xiniya’s network of authorized retailers had a net reduction of 52 retail outlets in the fourth quarter of 2013; consisting of 43 new retail outlets opened, and 94 retail outlets and one flagship outlet closed. As of December 31, 2013 the total number of authorized retail outlets was 1,583.

Full Year 2013 Highlights

•	Total revenue in 2013 decreased by 4.5% to RMB1.32 billion, as compared to RMB1.38 billion in 2012.
•	Net profit in 2013 decreased by 44.6% to RMB97.2 million, as compared to RMB175.5 million in 2012.
•	Earnings per ADS were $0.28 in 2013, as compared to $0.49 in 2012.
•	A net total of 127 retail outlets were closed during the full year of 2013, consisting of 213 new retail outlets opened, and 338 retail outlets and two flagship outlets closed.

Recent developments

•
The Company will hold its Fall/Winter Collection Sales Fair in mid April 2014, in Xiamen City, Fujian Province. During the sales fair, the Company’s distributors and authorized retailers will view the newest collection and place their orders. The Company will deliver the orders to its distributors primarily during the second half of 2014, upon which the distributors will then either deliver these products to their authorized retailers or sell them in their own retail outlets.

Guidance

•	Revenue in RMB for the first quarter of 2014 is expected to decrease by 11% to 7% compared to the first quarter of 2013.
•	Earnings per ADS in the first quarter of 2014 are expected to be in the range of $0.03 to $0.07.

“The softening of China’s economy, menswear industry and the resulting increase in competition directly impacted our operational and financial performance throughout the year,” commented Mr. Qiming Xu, Xiniya’s Chairman and Chief Executive Officer. “The situation gradually worsened during the year reaching what I believe the market may be the bottoming soon in 2014. While the industry overall remains depressed, sentiment among our staff, distributors and authorized retailers continues to improve due in part to the confidence they place in our strategy and initiatives.”

“As the market has shifted and evolved, we have focused on the core strengths that give us an advantage by implementing a number of initiatives that will allow us to weather these difficult times and will ensure our future sustainable growth. These initiatives have been segmented into two different strategies targeting our distributors and retailers. At the distributor level, we have continued to extend additional credit lines to a selected group to provide them with a safety net and encourage them to open more self-owned stores and we increased our sales rebates to all distributors. With over RMB930 million in cash as of December 31, 2013, we have a substantial capital base to support our loyal partners and provide them with the flexibility they need to adapt to a constantly changing market. On the retailer level, we continued to implement our shop rack subsidy initiative to retain our existing retailers as well as attract prospective retailers to join us. This is further supported by an extensive billboard advertisement campaign in 22 provinces, continuous training to the retailers and reduce recommended retail prices for 2013 collections to further improve price competitiveness of your products.”

“In summary, we are confident that we have made the necessary changes to our business model to sustain momentum during these difficult times. We look forward to a market recovery and are well positioned to seize future market opportunities to drive growth over the long term.”

Fourth Quarter 2013 Results

Revenue for the fourth quarter of 2013 was RMB486.9 million, representing a 8.6% decrease when compared with RMB532.5 million for the fourth quarter of 2012. The Company delivered approximately 1.84 million units to its distributors during the fourth quarter of 2013, compared with 1.82 million units during the fourth quarter of 2012. The total retail outlet count as of December 31, 2013 was 1,583. The table below sets forth the number of retail outlets by outlet type:

Outlet Type:	As of December 31, 2012	As of December 31, 2013
Company-operated flagship stores	2	1
Distributor-operated stores	113	99
Distributor-operated flagship stores	5	4
Distributor-operated retail website	-	1
Managed by authorized retailers	1,590	1,478
Total outlet count	1,710	1,583

Gross profit decreased to RMB140.9 million in the fourth quarter of 2013 from RMB171.8 million in the fourth quarter of 2012. Gross margin was 28.9% in the fourth quarter of 2013 as compared with 32.3% in the fourth quarter of 2012. The decrease in gross margin was primarily due to the reduced prices the Company offered for its Fall/Winter 2013 Collection as well as the increased rebates offered to distributors and authorized retailers to further enhance their ability to compete in an increasingly challenging retail environment.

Interest and other income was RMB6.0 million in the fourth quarter of 2013 as compared to RMB4.0 million in the fourth quarter of 2012. The increase was mainly due to the higher interest income earned from higher time deposits placed with banks in the fourth quarter of 2013 as compared to the fourth quarter of 2012.

Selling and distribution expenses in the fourth quarter of 2013 decreased to RMB73.2 million from RMB91.6 million in the fourth quarter of 2012. The decrease was primarily due to a decrease in training expenses of RMB10.1 million and a decrease of RMB6.6 million in rack expenses for authorized retailers.

As part of its strategy to unify the image of its authorized retail outlets, the Company has been paying for shop rack, signage and various outlet-related accessories for authorized retail outlets opened or refurbished since July 2011. During the fourth quarter of 2013, the Company paid for shop rack, signage and various outlet-related accessories for 43 new retail outlets and refurbished 20 existing retail outlets, which includes expanding floor space for six existing retail outlets. This compared to 92 new retail outlets and refurbished seven existing retail outlets during the fourth quarter of 2012. The refurbishment of existing retail outlets is expected to upgrade our brand image, help attract new consumers and improve the presentation of our products, all in an effort to enhance retail outlet sales in the future. These expenses were approximately RMB11.5 million, or 2.4% of revenue, in the fourth quarter of 2013, compared with RMB18.1 million or 3.4% of revenue during the fourth quarter of 2012.

Administrative expenses decreased to RMB7.9 million in the fourth quarter of 2013 from RMB9.5 million in the fourth quarter of 2012, primarily due to a reduction of office expenses.

Profit before taxation was RMB65.9 million in the fourth quarter of 2013, compared with RMB74.8 million in the fourth quarter of 2012.

Income tax expense in the fourth quarter of 2013 was RMB16.9 million, compared with RMB19.1 million in the fourth quarter of 2012.

Profit after taxation for the fourth quarter of 2013 was RMB49.0 million, compared with RMB55.6 million in the fourth quarter of 2012.

Basic and diluted earnings per ADS were $0.14 in the fourth quarter of 2013, compared to $0.16 per ADS in the fourth quarter of 2012.

Financial Position

As of December 31, 2013, the Company had cash and cash equivalents of RMB806.5 million, and time deposits of RMB130.0 million held at banks with maturities of more than three months.

As of December 31, 2013, the Company had trade receivables of RMB431.1 million. The increase is primarily due to extending additional credit terms to distributors.

Prepayments to suppliers are prepayments paid to contract manufacturers for orders received from distributors and authorized retailers during the sales fair. The decrease in these prepayments to suppliers in 2013 is primarily due to the lower number of orders were placed with the contract manufacturers as a result of increased competition and softening sales.

Deposits received from distributors are primarily related to payments made by distributors for orders placed with the Company. The decrease in these deposits in 2013 is primarily due to lower orders from these distributors and hence lower deposits received from distributors.

Conference Call

Xiniya will host a conference call and live webcast at 8 a.m. Eastern Standard Time (EDT) on April 17, 2014, (8 p.m. Beijing time on the same day).

The toll free dial-in details for the live conference call are as follows:

- USA: 1 800 8713110 or 1 888 7007397
- China: 800 803 6017
- Hong Kong: 800 96 8899
- International access: +886 2 21928018
- Participant PIN Code: 742861#

A live webcast of the conference call will be available on: http://www.corpasia.net/cancast/us/index.php?id=usXNY_30&version=e

A telephone replay of the call will be available 2 hours after the end of the conference through May 16, 2014 at 8 a.m. EDT.

Conference Playback:
1. Dial the playback number：+886 2 33220777
2. Enter playback reference number：151008
3. Enter participant pin code：709934 #

Safe Harbor Statement

This news release contains forward-looking statements within the meaning of Section 21E of the Securities Exchange Act of 1934, as amended, and as defined in the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as "will," "expects," "anticipates," "future," "intends," "plans," "believes," "estimates," "target," "going forward," "outlook" and similar statements. Such statements are based upon management's current expectations and current market and operating conditions, and relate to events that involve known or unknown risks, uncertainties and other factors, all of which are difficult to predict and many of which are beyond the Company's control, which may cause the Company's actual results, performance or achievements to differ materially from those in the forward-looking statements. Further information regarding these and other risks, uncertainties or factors is included in the Company's filings with the U.S. Securities and Exchange Commission. The Company does not undertake any obligation to update any forward-looking statement as a result of new information, future events or otherwise, except as required under law.

Exchange Rate Information

The United States dollar ($) amounts disclosed in this press release are presented solely for the convenience of the reader. Translations of amounts from RMB into United States dollars for the convenience of the reader were calculated at the certified exchange rate of $1.00 = RMB6.0537 on December 31, 2013 as set forth in the H.10 weekly statistical release of the Federal Reserve Board. No representation is made that the RMB amounts could have been, or could be, converted into $ at that rate on December 31, 2013, or at any other date. The percentages stated are calculated based on RMB amounts.

About China Xiniya Fashion Limited

Xiniya is a leading provider of men's business casual apparel in China. The Company designs and manufactures men's business casual and business formal apparel and accessories, which are marketed under the Xiniya brand, and sells through its distribution network that includes 27 distributors. Its products are sold to consumers at over 1,500 authorized retail outlets owned and managed by third parties located in 22 provinces, four autonomous regions, and four municipalities in China. This retail network focuses on second and lower-tier cities, where increasing affluence has led to an improvement in living standards and where most international men's apparel brands do not have a significant presence. The Company's target consumers are male working professionals in China between the ages of 25 and 45 who seek fashionable clothing to suit their working and lifestyle needs. For more information, please visit the Company's website at http://www.xiniya.com.

For additional information, please contact:

China Xiniya Fashion Limited
Mr. Chee Jiong Ng
Chief Financial Officer
Telephone: +86 1365 5939 932
Email: ngcheejiong@xiniya.com

Christensen
Ms. Linda Bergkamp
Phone: +1-480-614-3004 in U.S.A.
Email: lbergkamp@ChristensenIR.com

Or

Mr. Christian Arnell
Telephone +86 10 5826 4939 in Beijing
Email: carnell@christensenir.com

CHINA XINIYA FASHION LIMITED
CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME
(Expressed in thousands, except per share and per ADS amounts)

	Three months ended December 31,			Twelve months ended December 31,
	2012 RMB	2013 RMB	2013 USD	2012 RMB	2013 RMB	2013 USD

Revenue	532,483	486,903	80,431	1,383,687	1,320,820	218,184
Cost of sales	(360,658)	(345,981)	(57,152)	(922,326)	(932,639)	(154,061)
Gross profit	171,825	140,922	23,279	461,361	388,181	64,123

Interest and other income	4,042	6,047	999	18,953	19,491	3,220
Selling and distribution expenses	(91,620)	(73,180)	(12,088)	(214,132)	(238,855)	(39,456)
Administrative expenses	(9,476)	(7,922)	(1,309)	(30,491)	(32,620)	(5,389)
Profit before taxation	74,771	65,867	10,881	235,691	136,197	22,498
Income tax expense	(19,142)	(16,869)	(2,787)	(60,240)	(39,030)	(6,447)
Profit for the period	55,629	48,998	8,094	175,451	97,167	16,051

Other comprehensive income for the period:

Exchange differences on translation of financial statements of entities outside the mainland of the People’s Republic of China	237	(322)	(53)	(586)	(1,028)	(170)
Total comprehensive income for the period	55,866	48,676	8,041	174,865	96,139	15,881

Earnings per share - basic and diluted (in RMB)	0.24	0.21	-	0.76	0.42	-
Earnings per ADS – basic and diluted (in USD)	0.16	-	0.14	0.49	-	0.28

Weighted average shares outstanding in the period (‘000)	228,198	227,717	227,717	229,544	227,717	227,717
Weighted average ADS outstanding in the period (‘000)	57,050	56,929	56,929	57,386	56,929	56,929

One ADS represents four ordinary shares.

CHINA XINIYA FASHION LIMITED
CONSOLIDATED STATEMENTS OF FINANCIAL POSITION
(Expressed in thousands)

	As of December 31,	As of December 31,
	2012	2013	2013
	RMB	RMB	USD

Assets
Non-current assets
Property, plant and equipment	15,512	9,303	1,537
Intangible assets	12,695	8,566	1,415
Deposit for land use right	8,854	8,854	1,462
Total non-current assets	37,061	26,723	4,414

Current assets
Cash and cash equivalents	1,096,103	806,467	133,219
Time deposits held at banks with maturity over three months	50,000	130,000	21,474
Trade receivables	351,989	580,337	95,865
Prepayments to suppliers	88,894	80,785	13,345
Inventories	10,157	32,042	5,293
Other receivables and prepayments	14,141	17,093	2,823
Total current assets	1,611,284	1,646,724	272,019

Total assets	1,648,345	1,673,447	276,433

Equity and liabilities
Equity
Share capital	77	77	13
Additional paid-in capital	519,077	519,077	85,745
Statutory reserve	112,138	122,615	20,254
Currency translation reserve	(19,122)	(20,150)	(3,329)
Retained earnings	790,837	878,567	145,129
Total equity	1,403,007	1,500,186	247,812

Current liabilities
Trade payables	90,563	25,594	4,228
Deposits received from distributors	101,600	99,900	16,502
Other payables and accruals	34,034	29,071	4,802
Current income tax payable	19,141	18,696	3,089
Total current liabilities	245,338	173,261	28,621

Total equity and liabilities	1,648,345	1,673,447	276,433

CHINA XINIYA FASHION LIMITED
CONSOLIDATED STATEMENTS OF CASH FLOWS
(Expressed in thousands)

	Twelve months ended December 31,
	2012	2013	2013
	RMB	RMB	USD
Cash flows from operating activities:
Profit before taxation	235,691	136,197	22,498
Adjustments for:
Depreciation of property, plant and equipment	4,643	4,939	816
Amortization of intangible assets	215	2,253	372
Loss on disposal of property, plant and equipment	957	1,378	228
Interest income	(17,458)	(16,458)	(2,719)
Foreign exchange gains	(387)	(1,044)	(172)
Interest expense	263	-	-
Share-based compensation	1,888	1,040	172
Operating profit before working capital changes	225,812	128,305	21,195
Increase in trade receivables	(16,837)	(228,348)	(37,721)
(Increase)/decrease in prepayments to suppliers	(9,549)	8,109	1,339
Increase in inventories	(6,249)	(21,885)	(3,615)
Decrease in other receivables and prepayments	5,480	1,119	185
Increase/(decrease) in trade payables	6,933	(64,969)	(10,732)
Increase/(decrease) in deposits received from distributors	3,400	(1,700)	(281)
Decrease in other payables and accruals	(3,965)	(4,963)	(820)
Cash generated by/(used in) operating activities	205,025	(184,332)	(30,450)
Interest expense paid	(263)	-	-
Income tax paid	(78,607)	(39,475)	(6,520)
Net cash generated by/(used in) operating activities	126,155	(223,807)	(36,970)
Cash flows from investing activities:
Increase in time deposits held at banks with maturity over three months	(50,000)	(80,000)	(13,215)
Proceeds from the disposal of property, plant and equipment	412	-	-
Acquisition of property, plant and equipment	(3,862)	(108)	(18)
Acquisition of intangible assets	(12,910)	-	-
Proceeds from VAT refund related to intangible assets	-	1,876	310
Interest received	12,318	12,387	2,046
Net cash used in investing activities	(54,042)	(65,845)	(10,877)
Cash flows from financing activities:
Proceeds from short-term bank loans	82,500	-	-
Repayment of short-term bank loans	(82,500)	-	-
Purchase of treasury shares	(7,741)	-	-
Net cash used in financing activities	(7,741)	-	-

Net increase/(decrease) in cash and cash equivalents	64,372	(289,652)	(47,847)
Cash and cash equivalents at beginning of the period	1,031,930	1,096,103	181,063
Exchange (losses)/gains on cash and cash equivalents	(199)	16	3
Cash and cash equivalents at end of the period	1,096,103	806,467	133,219